# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: XWELL, INC., CIK 0001410428
CUSIP: 98420U802
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 254 West 31st Street, 11th Floor, New York, New York (NY), 10001
Date of event which requires filing of this statement: 02/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002115289

## Reporting persons
- McCabe James Joseph III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 319,000; shared voting power 0; sole dispositive power 319,000; shared dispositive power 0; aggregate amount beneficially owned 319,000 (5.5% of the class)

## Item 1. Issuer
Name of issuer: XWELL, INC.
Address of issuer's principal executive offices: 254 West 31st Street, 11th Floor, New York, NY 10001

## Item 2. Person Filing
Name of person filing: James Joseph McCabe III
Address of principal business office or, if none, residence: 68 Fiesta Way, Fort Lauderdale, FL 33301
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
319,000

The amounts in Row (5), (7) and (9) represent 319,000 shares of the Issuer's Common Stock. The percentage set forth on Row (11) of the cover page for the Reporting Person is based on 5,766,703 shares of Common Stock outstanding as of November 11, 2025, based on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2025.

The Reporting Person has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all shares beneficially owned by the Reporting Person.
Percent of class: 5.5%
Sole power to vote or to direct the vote: 319,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 319,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- McCabe James Joseph III: /s/ James Joseph McCabe III, James Joseph McCabe III, Individual (03/11/2026)